UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

DOCEBO INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

25609L105
(CUSIP Number)

September 23, 2021
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Intercap Equity Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,589,920
	6	SHARED VOTING POWER 13,598,716
	7	SOLE DISPOSITIVE POWER 13,589,920
	8	SHARED DISPOSITIVE POWER 13,598,716
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,589,920
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 39.59%
12	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Jason Chapnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,796
	6	SHARED VOTING POWER 13,598,716
	7	SOLE DISPOSITIVE POWER 8,796
	8	SHARED DISPOSITIVE POWER 13,598,716
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,796
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.02%
12	TYPE OF REPORTING PERSON* IN

Item 1  (a). Name of Issuer:

Docebo Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

366 Adelaide St West
Suite 701
Toronto, Ontario, M5V 1R7
Canada

Item 2 (a). Name of Person Filing:

The persons filing this statement are Intercap Equity Inc., an Ontario corporation ("Intercap"), and Jason Chapnik, an Ontario resident ("Mr. Chapnik"). Together, Intercap and Mr. Chapnik are the "Reporting Persons").

Mr. Chapnik directly or indirectly is the beneficial owner of and has voting control over Intercap.

As a group the Reporting Persons own 39.6% of outstanding securities of the Issuer.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

261 Davenport Road
Suite 200
Toronto, Ontario, M5R 1K3
Canada

Item 2 (c). Citizenship:

Intercap is an Ontario corporation

Mr. Chapnik is a Canadian citizen.

Item 2 (d). Title of Class of Securities:

Common shares, no par value

Item 2 (e). CUSIP Number:

25609L105

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Act;

(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

(d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

(e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

☒ If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

Intercap Equity Inc.

(a) Amount beneficially owned: 13,589,920

(b) Percent of class: 39.59%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 13,589,920

(ii) Shared power to vote or to direct the vote: 13,598,716

Jason Chapnik

(iii) Sole power to dispose or to direct the disposition of: 13,589,920

(iv) Shared power to dispose or to direct the disposition of: 13,598,716

(a) Amount beneficially owned: 8,796

(b) Percent of class: 0.02%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 8,796

(ii) Shared power to vote or to direct the vote: 13,598,716

(iii) Sole power to dispose or to direct the disposition of: 8,796

(iv) Shared power to dispose or to direct the disposition of: 13,598,716

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2021

INTERCAP EQUITY INC.

By:	/s/ Jason Chapnik
Name:	Jason Chapnik
Title:	Chairman

By:	/s/ Jason Chapnik
Name:	Jason Chapnik